Apex Clearing Corporation

Statement of Financial Condition

For the year ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

Apex Clearing Corporation is a member of FINRA, Securities Investor Protection Corporation, NYSE MKT LLC, NYSE Arca, Inc., BATS Y Exchange, Inc., BATS Z Exchange, Inc., BOX Options Exchange LLC, C2 Options Exchange, Inc., Chicago Board Options Exchange, EDGA Exchange, Inc., EDGX Options Exchange, Inc., International Securities Exchange, NASDAQ OMX BX Inc., NASDAQ OMX PHLX, Inc., NASDAQ Stock Market, , Investors Exchange, MIAX Pearl Exchange, Chicago Stock Exchange, Miami International Securities Exchange, Options Clearing Corporation, National Securities Clearing Corporation, Depository Trust Company, Fixed Income Clearing Corporation, Mortgage Backed Securities Clearing Corporation, Government Securities Clearing Corporation, National Futures Association, and Euroclear.

Index



Ernst & Young LLP
155 North Wacker Drive
Chicago, Illinois 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Apex Clearing Corporation

We have audited the accompanying statement of financial condition of Apex Clearing Corporation (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Apex Clearing Corporation at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2017

Apex Clearing Corporation
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	31,776,465
Cash - segregated under federal regulations		3,602,862,637
Receivable from customers, net of allowance of $75,000		596,272,831
Securities Borrowed		75,356,303
Securities purchased under agreements to resell		49,737,500
Receivable from broker-dealers		35,275,955
Investments in securities, at fair value (cost $19,897,270)		19,903,533
Deposits with clearing organizations		17,565,425
Fixed assets, less accumulated depreciation of $1,776,959		1,791,276
Other assets		16,740,855
Total Assets	**$**	**4,447,282,780**

Liabilities and Stockholders' Equity

Payable to customers	$	3,843,184,102
Securities loaned		368,912,854
Payable to broker-dealers		28,875,839
Payable to correspondents		15,274,790
Payable to affiliates		5,500,700
Dividends payable		2,537,990
Accrued expenses and other liabilities		30,687,332
Total Liabilities		**4,294,973,607**
Subordinated borrowings (Note 9)		39,000,000
Stockholder's Equity		113,309,173
Total Liabilities and Stockholder's Equity	**$**	**4,447,282,780**

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Apex Clearing Corporation (the "Company") is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") and is an introducing broker-dealer in futures registered with the National Futures Association ("NFA"). The Company is organized as a Corporation. All of the common stock and voting equity interests of the Company are owned by Apex Clearing Holdings LLC (the "Parent"). The Parent is majority owned by Peak6 Investments L.P. ("Peak6"). The Company provides clearing, execution, prime brokerage, margin lending, securities lending, and other back office services to customers of introducing brokers, as well as direct customers and joint back office counterparts. The Company became a member of NFA on June 27, 2016 but not commenced any operations in futures business as of December 31, 2016.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). In the preparation of the statement of financial condition in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents – The Company considers cash equivalents to be cash in depository accounts with other financial institutions and highly liquid investments with original maturities at the time of purchase of less than 90 days, except for amounts required to be segregated under federal regulations.

Cash and Securities - Segregated Under Federal Regulations – The Company has cash and has invested in qualified securities under Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule").

Deposits with Clearing Organizations – Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. Customer collateral pledged is not reflected on the Statement of Financial Condition.

Securities Borrowed and Securities Loaned and Reverse Repurchase Agreements – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender and in securities loaned transactions, the Company receives collateral, in the form of cash, an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required. Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") are accounted for as collateralized agreements. The Company enters into reverse repurchase agreements as part of its cash management strategy. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or may be required to return collateral to counterparties when appropriate. Interest on such contract amounts is included in the Statement of Financial Condition in Receivable from broker-dealers and clearing organizations.

Fixed Assets – Fixed assets are carried at cost net of accumulated depreciation and amortization and consist primarily of leasehold improvements of $673,673 and computer equipment of $987,786. Fixed asset balances are reviewed annually for impairment. There is no such impairment loss recorded in the current year.

Contingencies – The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes are sufficient to meet the exposure. In the normal course of business, the Company is subject to events such as correspondent and customer lawsuits, arbitrations, claims

and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition.

Payable to correspondents –The Company collects commissions and other fees from end customers each month. As stipulated by individual agreements with correspondent introducing brokers ("Correspondents"), the Company calculates and distributes amounts due to Correspondents.

Receivable from and payable to broker-dealers – Amounts receivable from and payable to broker-dealers at December 31, 2016 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$32,623,408	$28,875,839
Other fees and commissions receivable/payable	2,652,547	
Total	$35,275,955	$28,875,839

Securities failed to deliver or receive represent the contract value of the amount failed to be received or delivered as of the date of the Statement of Financial Condition.

Receivable from and payable to customers – The Company's receivables from customers are generally margin loans, made on a fully collateralized basis. If the value of that collateral declines, if the collateral decreases in liquidity, or if margin calls are not met, the Company may consider a variety of credit enhancements, including, but not limited to, seeking additional collateral or guarantees. In valuing receivables that become less than fully collateralized, the Company compares the estimated fair value of the collateral, deposits and any additional credit enhancements to the balance of the loan outstanding and evaluates the collectability based on various qualitative factors, including, but not limited to, the creditworthiness of the counterparty, the potential impact of any outstanding litigation or arbitration, and the nature of the collateral and available realization methods. To the extent that the collateral, the guarantees and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records the loss. The Company's allowance for doubtful accounts is based on review of historical actual experience and estimated losses inherent in the accounts. In the ordinary course of business, the Company may carry an allowance for more or less than fully unsecured or partially secured balances based on the Company's judgment that the amounts are collectible.

For SEC Rule 15c3-1 net capital ("Net Capital") purposes, any balance in a partially secured or unsecured account, net of the allowance for doubtful accounts, is considered a non-allowable asset. Non-allowable assets are subtracted from ownership equity to arrive at Net Capital. Amounts receivable from and amounts payable to customers include amounts due on cash and margin transactions. The Company will rely on individual customer agreements to net receivables and payables. It is the Company's policy to settle these transactions on a net basis with its customers.

Accounts receivable from and payable to customers includes amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Receivables and payables are reflected on the Statement of Financial Condition on a settlement-date basis. The Company recognizes an allowance for amounts deemed to be doubtful to be collected.

Investments – All securities and derivative transactions are recorded on a trade date basis.

Other assets –Other assets are comprised of receivables generated in the normal course of business, including payment for order flow receivables and interest receivable, as well as investment in DTCC and prepaid expenses.

Income tax – The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.   When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Operating leases – Expense from operating leases is calculated and recognized evenly over the applicable lease periods, taking into account rent holidays. Minimum lease payments are as follows, 2017 - $1,566,615, 2018 - $676,835, 2019 $1,219,299, 2020 $1,173,637, 2021 $1,103,779 and 2022 $817,359. If applicable, leasehold improvements are amortized evenly over the lesser of the estimated useful lives or expected lease terms.

Collateral – The Company receives collateral in connection with margin lending, securities borrowed and reverse repurchase agreements. Under various agreements, the Company is permitted to pledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver the securities to counterparties to cover short positions.   At December 31, 2016, the Company had access to $1,066,879,819 of collateral from the margin lending book, and an additional $125,093,801 from securities borrowed and securities purchased under agreements to resell. At December 31, 2016, the Company had utilized $368,912,854 of collateral to support securities lending contracts.

NOTE 3 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2016, cash and securities segregated in special reserve accounts under the Customer Protection Rule totaled $3,602,862,637, which is comprised of $2,594,031,312 in cash and qualified securities valued at $1,008,831,325, of which $2,409,594 was early withdrawal penalties and deducted from allowable amount of segregated cash and securities for 15c3-3 purposes. Of this amount, $3,524,557,500 was for the exclusive benefit of customers and $78,305,137 was for the exclusive benefit of proprietary accounts of brokers ("PAB").

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. The fair value model establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment, as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

Government, municipal and agency securities
Government securities, such as Treasuries, are valued using third party pricing services. U.S. government securities are categorized in Level 1 of the fair value hierarchy.

Equity securities and options

Equity securities and options represent exchange-traded securities and are valued based on quoted prices in active markets. These securities are categorized in Level 1 of the fair value hierarchy.

Certain assets are recorded in the Statement of Financial Condition at fair value, on a recurring basis, measured as follows as of December 31, 2016:

	Level 1	Total
ASSETS		
Cash and cash equivalents and cash segregated under federal regulations		
Cash	$ 31,776,465	$ 31,776,465
Certificates of deposit	1,008,831,325	1,008,831,325
Segregated cash	2,594,031,312	2,594,031,312
Deposits with clearing organizations		
Cash	17,565,425	17,565,425
Investments in securities		
US Government securities	19,903,533	19,903,533
TOTAL	**$3,672,108,060**	**$3,672,108,060**

There were no Level 2 and Level 3 investments at December 31, 2016. The Company had no transfers in and out of Level 3 investments in 2016.

NOTE 5 – SHARE CAPITAL

The authorized share capital of the Company is 200,000 voting shares. Par value is $ 0.10 per share. There is one share of preferred stock issued, at par value of $1.00 per share for which consideration of $25,000 was received.

NOTE 6 – OFFSETTING ASSETS AND LIABILITIES

Substantially all of the Company's securities borrowing and securities lending activity are transacted under master agreements that may allow for net settlement in ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of December 31, 2016:

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount [3]
				Financial Instruments [1]	Collateral Received or Pledged (Including Cash) [2]	
Assets:						
Securities borrowed:						
Deposits paid for securities borrowed	$ 75,356,303	$ -	$ 75,356,303	$ (40,675,588)	$ (34,069,491)	$ 611,224
Securities purchased under agreements to resell	$ 49,737,500	$ -	$ 49,737,500	$ -	$ (49,563,275)	$ 174,225
Liabilities:						
Securities loaned:						
Deposits received for securities loaned	$ 368,912,854	$ -	$ 368,912,854	$ (40,675,588)	$ (309,759,825)	$ 18,477,441

(1) Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.

(2) Represents the fair value of collateral the Company had received or pledged under enforceable master agreements, limited for table presentation purposes to the net amount of the recognized assets due from or liabilities due to each counterparty. At December 31, 2016, the Company had received total collateral with a fair value of $125,093,801 and pledged total collateral with a fair value of $368,912,854.

(3) Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

NOTE 7 – SHORT-TERM, SECURED LINES OF CREDIT AND LOANS

At December 31, 2016, the Company had short-term bank credit facilities with four financial institutions. The first credit facility permits the Company to borrow in aggregate up to $125 million; with up to $125 million of secured loans on a revolving, uncommitted basis; including $10 million of overnight unsecured loans on a revolving, uncommitted basis. The second bank credit facility is an uncommitted, secured line; a guidance line that permits the Company to borrow at the bank's discretion. The third credit facility permits the Company to borrow up to $50 million of secured loans on a revolving, uncommitted basis. The forth credit facility permits the Company to borrow up to $10 million of overnight unsecured loans on a revolving, uncommitted basis. These uncommitted,

secured lines of credit bear interest at a rate that varies with the federal funds rate, have no stated expiration dates, and are repayable on demand. In general, the advance rate varies between 80% and 95% of the collateral value posted, and the banks have the authority to not accept certain collateral or to set concentration limits. The unsecured line of credit bears interest at a rate that varies with the prime rate, has no stated expiration date, and is repayable on demand. The Company had no advances on the lines of credit at December 31, 2016.

The Company also has the ability to create short-term liquidity under stock loan arrangements. At December 31, 2016, the Company had $368,912,854 as cash received related to Securities Loaned. These arrangements bear interest at variable rates based on various factors, including market conditions and the types of securities loaned, are secured primarily by our customers' margin account securities, and are repayable on demand.

NOTE 8 – SUBORDINATED BORROWINGS

As of December 31, 2016, the Company has $39,000,000 principal amount of subordinated notes outstanding. On June 5, 2015, the Company entered into a $35,000,000 subordinated loan agreement with PEAK6 Investments LP, a $1,000,000 subordinated loan agreement with an affiliate with original maturity date of June 5, 2016 which was extended to June 5, 2017 during the year. On July 15, 2014 the Company entered into a $3,000,000 subordinated loan agreement with another affiliate with original maturity date of July 15, 2016 which was extended to July 15, 2017 during the year (collectively the "Subordinated notes"). The Subordinated notes are available when computing Net Capital.   To the extent that the repayment of the Subordinated notes would cause the Company to fail to be in compliance with certain regulatory minimum net capital requirements, repayment of the loans are suspended. The fair value of the Subordinated notes approximates their carrying value due to their short-term nature.

NOTE 9 – INCOME TAXES

The components of the net deferred tax assets and liabilities as of December 31, 2016 are as follows:

Allowance for bad debts	$	29,352
Accrued expenses		377,398
Total deferred tax assets	$	406,750
Prepaid expenses		(76,834)
Fixed assets		(110,866)
Total deferred tax liabilities	$	(187,700)
Net deferred tax assets	$	219,050

As of December 31, 2016, the Company has no U.S. federal net operating loss carryforwards, no U.S. state and local net operating loss carryforwards. No valuation allowance was recorded at December 31, 2016, as the temporary differences disclosed above relate to deferred income tax assets that are more-likely-than-not to be realized in future years. Net deferred tax asset of $219,050 is included in other assets and current income tax payable of $983,950 included in other liabilities in the Statement of Financial Condition

The Company recognizes and measures its unrecognized tax benefits and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.   The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company does not have any material uncertain tax positions. As of December 31, 2016, the periods since the commencement of operations remain subject to examination by various tax jurisdictions under the statute of limitations.

In addition, management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2016

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities and pledges or receives collateral as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. In the activities where the Company acts as principal, the Company trades various financial instruments and enters into various investment activities. These financial instruments include treasury securities, equity securities and option securities, and securities sold, not yet purchased. Securities sold short represent obligations of the Company to purchase securities in the market at prevailing prices to the extent that the Company does not already have the securities in its possession. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities or other underlying financial instruments may be in excess of the amounts recognized in the statement of financial condition. The Company limits its risk by using offsetting option positions to hedge against price movements in the equity securities held.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to its customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the lending institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and has established guidelines to require customers or brokers to deposit additional collateral or to reduce positions when necessary.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company maintains a policy of periodically reviewing the credit standing of all parties, including Correspondents, direct customers and customers of Correspondents with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company typically has a contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer.   The Company can offset Correspondent balances if required.   In general, the Company requires a risk deposit from the introducing broker-dealers.   In the event the customer or introducing broker-dealer does not perform, and the associated risk deposit is not enough to cover the exposure, the Company is at risk of loss.

In addition, the Company, on behalf of its customers, has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company may incur a loss if its customers do not perform and the fair value of the securities increases subsequent to December 31, 2016.

Customer Activities

The Company's customer clearance and settlement activities include the acceptance and clearance of equities, fixed income and option contracts for its customers, which are primarily institutional, commercial, exchange members and retail customers introduced by registered introducing broker-dealers, and direct customers. The

Company guarantees to the respective clearing houses or other broker-dealers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by regulatory bodies. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligation. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Such margin collateral reduces risk to the Company in the event of failure by the customer to fulfill obligations under these contracts.

The Company monitors required margin levels daily and has established guidelines to require customers to deposit additional collateral, or to reduce positions, when necessary. Management believes that the margin deposits and collateral held at December 31, 2016 were adequate to mitigate the risk of material loss that could be created by positions held at that time.

The Company's function of providing clearing services to its customers and their related customer activities may require the Company to pledge eligible collateral with its banking partners, securities lending partners or the central clearing organizations.   In the event the counterparty is unable to meet its contractual obligation to return the pledged collateral, the Company may be exposed to the risk of acquiring the underlying securities at prevailing market. The Company and its counterparties control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Credit Risk

Credit risk arises from the potential inability of a counterparty to perform in accordance with the terms of open contracts. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace those contracts where there is a deficiency in collateral relative to the amounts due to the Company.   All counterparty agreements are secured by securities or cash at or in excess of amounts loaned.

Concentration of Credit Risk

The Company also engages in various brokerage activities whose counterparties are primarily broker-dealers, banks and other financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to periodically review the credit standing of counterparties with which it conducts business.

At December 31, 2016, the Company did not have significant concentrations of credit risk with any one customer or counterparty or with any group of customers or counterparties.

NOTE 11 – TRANSACTIONS WITH RELATED PARTIES

The following companies are considered affiliates and, therefore, are related parties:

PEAK6 Investments LP:

On June 5, 2015, PEAK6 Investments LP issued a one year term subordinated note to the Company in the amount of $35,000,000 which was extended to June 5, 2017 during the year. At December 31, 2016, the Company had a payable of $35,000,000 plus accrued and unpaid interest of $310,685 to PEAK6 Investments LP for the subordinated borrowing made to the Company by PEAK6 Investments LP on June 5, 2015.

Both ACS and its manager, PEAK6, are providing various support and other services to the Company, and are entitled to fees and other payouts pursuant to the terms of the Support Services Agreement between the Parent and PEAK6 (as amended "Support Services Agreement"), the purchase agreement between Penson Technologies LLC, ACS, ACH and ACC, and the Parent's Limited Liability Company Agreement.

For the year ended December 31, 2016, the Company paid cash of $11,780,590 for interest on all the aforementioned subordinated borrowings, fees for services, reimbursement of costs, and other payouts pursuant to the agreements with affiliates. The Company also sold shares of a private investment in equity securities to PEAK6 investments LP, and received cash proceeds of $608,290. At December 31, 2016, the Company had a payable to PEAK6 Investments LP of $5,325,139.

Woodland & West, LLC:

On July 15, 2014, Woodland & West, LLC issued a two year term subordinated note to the Company in the amount of $3,000,000 which was extended to July 15, 2017 during the year.

At December 31, 2016, the Company had a payable of $3,000,000 plus accrued and unpaid interest of $166,684 to Woodland & West, LLC for the subordinated borrowing made to the Company by Woodland & West LLC on July 15, 2014. The Company also sold shares of a private investment in equity securities to Woodland & West, LLC, and received cash proceeds of $60,827.

Quivet Neck Capital LLC:

On June 5, 2015, Quivet Neck Capital LLC issued a one year term subordinated note to the Company in the amount of $1,000,000 which was extended to June 5, 2017 during the year.

At December 31, 2016, the Company had a payable of $1,000,000 plus accrued and unpaid interest of $8,877 to Quivet Neck Capital LLC for the subordinated borrowing made to the Company by Quivet Neck Capital on June 5, 2015. The Company also sold shares of a private investment in equity securities to Quivet Neck Capital LLC, and received cash proceeds of $60,827.

PEAK6 Capital Management LLC:

The Company and Peak6 Capital Management LLC maintain a clearing agreement for clearing and execution services provided by the Company. On January 27, 2015, the Company entered into a joint back office ("JBO") arrangement with Peak6 Capital Management LLC. Under terms of the JBO, Peak6 Capital Management LLC purchased preferred stock from the Company valued at $25,000. At December 31, 2016 the Company had a receivable of $441,005 from Peak6 Capital Management LLC that the Company recorded in receivable from broker-dealers and clearing organizations in the Statement of Financial Condition. At December 31, 2016, Peak6 Capital Management LLC had balances in their PAB accounts at the Company totaling $26,147,485 that the Company recorded as an asset as receivable from customers in the Statement of Financial Condition.

NOTE 12 – EMPLOYEE BENEFIT PLAN

The Company provides a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary match contribution. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

NOTE 13 – CONTINGENCIES

The Company is named in various legal matters arising in the ordinary course of business. It is management's practice to accrue for matters that are considered probable and where amounts are reasonably estimable. There is no accrual for such items at December 31, 2016.

NOTE 14 – GUARANTEES

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. They are further defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. Guarantees by a clearing broker-dealer can be a reduction to regulatory net capital.

As previously discussed, the Company is a member of certain clearing organizations. The Option Clearing Corporation ("OCC") is formed as a mutual in which members agree to fund another member's deficit if that member's clearing fund has been extinguished.   Due to the fact that the OCC has not had a significant issue with a member's deficit account, the Company cannot estimate the guarantee obligation associated with the OCC agreement, and management believes the exposure to be remote; therefore, the Company does not take a reduction to regulatory net capital for this agreement nor establish a reserve on the Statement of Financial Condition.

The Company is a member of various exchanges that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company has issued a guarantee of part of the performance of its affiliate ACS under the purchase agreement between Pension Technologies LLC, ACS, the Parent and ACC for certain indemnification obligations ACS may owe under the agreement.   Exposure under this guarantee is not probable and not reasonably estimable and the Company has not recorded any liability in the Statement of Financial Condition for this agreement.

NOTE 15 – NET CAPITAL REQUIREMENTS

The Company has elected to use the alternative method permitted by the Net Capital Rule, which requires the Company to maintain minimum Net Capital equal to the greater of 2% of aggregate debit balances as defined by the Customer Protection Rule or a stated minimum dollar value as defined by the Net Capital Rule. At December 31, 2016, the Company had Net Capital of $122,870,087 and was $105,657,529 in excess of its required Net Capital of $17,212,558.

NOTE 16 – SIGNIFICANT SERVICE PROVIDERS

On June 5, 2012, the Company entered into a 10 year Master Service Agreement ("MSA") with Broadridge Financial Services ("Broadridge") through June 5, 2022, for the outsourced provision of back office service support. On August 27, 2015, the MSA with Broadridge Financial was amended to expire and terminate on June 5, 2019. The contract with Broadridge calls for the Company to pay a fixed percentage of net revenue earned in any given month.

If the Company terminates the MSA for convenience, the Company may be obligated to pay Broadridge an amount equal to $45,500,000, net of amortization, at a fixed rate of $947,917 per month beginning June 5, 2015, measured

at the date of termination.   The contract duration is 4 years. Maximum exposure at December 31, 2016 was $27,642,473. Management has no expectation to terminate this agreement with Broadridge for convenience, and have not accrued any liability for this termination amount.

NOTE 17 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 24, 2017, the date these financial statements were available to be issued